

SECUR 07003210 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Independent Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1036 E Iron Eagle Dr., Suite 120
(No. and Street)

Eagle (City) Idaho (State) 83616 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly
(Name – *if individual, state last, first, middle name*)

877 W. Main St, Ste 800 (Address) Boise (City) ID (State) 83702 (Zip Code)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL


SEC MAIL
PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Independent Securities Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PATRICIA M. MARPLES
NOTARY
PUBLIC
STATE OF IDAHO

Signature

Principal

Title

Notary Public

State of Idaho
County of Ada
Exp 12/20/2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2006

AMERICAN INDEPENDENT SECURITIES GROUP, LLC

AMERICAN INDEPENDENT SECURITIES GROUP, INC.

Table of Contents


EideBailly

INTERNAL CONTROL REPORT

Board of Directors
American Independent Securities Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of American Independent Securities Group, LLC. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

877 West Main St., Ste. 800 ■ Boise, Idaho 83702-5858 ■ Phone 208.344.7150 ■ Fax 208.344.7435 ■ EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Boise, Idaho
February 26,2007



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
American Independent Securities Group, LLC

We have audited the accompanying statements of financial condition of American Independent Securities Group, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Independent Securities Group, LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Boise, Idaho
February 26,2007

PEOPLE. PRINCIPLES. POSSIBILITIES.

www.eidebailly.com

877 West Main St., Ste. 800 | Boise, Idaho 83702-5858 | Phone 208.344.7150 | Fax 208.344.7435 | EOE

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
CURRENT ASSETS		
Cash	$	139,774
Commissions receivable		87,819
Prepaid and other assets		24,874
Total current assets		252,467
Property and equipment, at cost, net of accumulated depreciation of $4,146		19,984
	$	272,451
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	10,049
Accrued liabilities		97,284
Total current liabilities		107,333
MEMBERS' EQUITY		165,118
Total liabilities and members' equity	$	272,451

See Notes to Financial Statements

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 1,669,287
Other revenue	6,158
Total revenue	1,675,445
EXPENSES	
Commissions	1,366,267
Administrative	178,707
Salaries and wages	174,198
Total expenses	1,719,172
NET LOSS	$ (43,727)

See Notes to Financial Statements

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

BALANCE, DECEMBER 31, 2005	$	103,845
Contributions		105,000
Net loss		(43,727)
BALANCE, DECEMBER 31, 2006	$	165,118

See Notes to Financial Statements

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES	
Net loss	$ (43,727)
Adjustment to reconcile net loss to net cash used by operating activities	
Depreciation	3,659
Changes in assets and liabilities	
Commissions receivable	(45,692)
Prepaid and other assets	(12,279)
Accounts payable	(6,750)
Accrued liabilities	73,033
NET CASH USED BY OPERATING ACTIVITIES	(31,756)
INVESTING ACTIVITIES	
Purchases of assets	(9,457)
NET CASH USED BY INVESTING ACTIVITIES	(9,457)
FINANCING ACTIVITIES	
Proceeds from member's contributions	105,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	105,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	63,787
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	75,987
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 139,774

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

American Independent Securities Group, LLC (Company) was formed December 30, 2004 as an Idaho company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company operates in the northwest region of the United States. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Commissions Receivable

Commissions receivable result from commissions earned on sales of investments. Commissions are generally received within forty-five days from the date of the sale of the related investments.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents generally consists of cash on hand, cash in banks and other investments with an original maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost. The cost of property and equipment is depreciated over the estimated useful lives (7-10 years). Depreciation is computed using the straight-line method. Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Advertising

Costs for advertising are expensed as incurred. Advertising costs totaled $14,301 in 2006.

Concentrations of Credit Risk

The Company is subject to concentrations of credit risk associated with cash and cash equivalents. Deposits totaling $156,621 are maintained in Boise area financial institutions and are insured up to the $100,000 limit by FDIC.

NOTE 2 - STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2006, the Company did not have any subordinated liabilities, therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

NOTE 3 – RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 the company had a net capital of $117,682 and net capital requirements of $50,000. The Company does not have any custodian accounts or investor funds held.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company rented office space from Sellin Properties L.P., a related party. Rent expense for the year ended December 31, 2006 was $17,891.

AMERICAN INDEPENDENT SECURITIES GROUP, LLC

SUPPLEMENTARY INFORMATION

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital		
Total stockholder's equity	$	165,118
Less nonallowable assets		44,858
Net capital before haircuts on security positions		120,260
Less hair cuts		2,578
Net capital	$	117,682
Aggregate indebtedness		
Accounts payable and accrued liabilities	$	107,333
Computation of basic net capital requirement		
Base minimum net capital required	$	50,000
Calculated minimum net capital required	$	7,156
Excess net capital	$	67,682
Excess net capital at 1000%	$	106,949
Ratio: Aggregate indebtedness to net capital		0.91 to 1
Reconciliation with company's computation		
Net capital per Part II of Form X-17a-5, as originally filed	$	154,535
Net year end adjustments		(36,853)
	$	117,682



CPAs & BUSINESS ADVISORS

To the Management
American Independent Securities, LLC
Eagle, Idaho

In planning and performing our audit of the consolidated financial statements of American Independent Securities Group, LLC. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we noted certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We do not believe that any of the significant deficiencies or combination of significant deficiencies described above constitutes a material weakness.

In addition, we noted other comments and recommendations designed to improve the company's internal control structure. These comments are presented in addition to the item noted above.

This communication is intended solely for the information and use of management, others within the Company and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Boise, Idaho
February 26,2007

OTHER COMMENTS AND RECOMMENDATIONS

Journal Entries

Condition:
During our testing of non-standard journal entries we noted these journal entries are not reviewed by a level of management above the preparer.

Recommendation:
Management over-ride of controls is an area that the accounting profession has identified as a primary fraud risk. Irregularities often evade detection through non-standard journal entries. Therefore, we recommend all journal entries be reviewed by a responsible individual independent of the preparer. Review should be evidenced by a signature or initials on the filed copy of the journal entry along with the date of review.

Condition:
During our inquiry and testing, we noted that supporting documentation for all journal entries is not maintained and is often difficult to re-create. This lack of support caused adjustments to the financial statements and made it difficult for your staff to substantiate the amounts reported in the financial statements.

Recommendation:
All journal entries should be supported by documentation filed with the journal entry if not readily available from another source.

Bank Account Reconciliations

Condition:
The bank account reconciliations were not being reviewed on a monthly basis by an individual independent from the individual preparing the reconciliation.

Recommendation:
Account reconciliations should be reviewed each month by an individual independent from the individual preparing the reconciliation. This review should be evidenced by a signature and date.

Approval of Invoices

Condition:
Currently, management receives and opens invoices and approves them for payment by delivering them to the bookkeeper. Any account coding instructions are verbal and the approval process is not documented and does not have an audit trail.

Recommendation:
We recommend that an approval stamp be implemented to authorize payment and assign an account code. As management opens the invoices, they should be stamped and signed verifying payment authorization. In addition, the account code should be assigned by the appropriate level and then delivered to the bookkeeper for payment. This will provide the appropriate audit trail and segregation of duties over cash disbursements.

Fixed Assets

Condition:
Currently, there is no capitalization policy for fixed assets and a depreciation schedule is not maintained.

Recommendation:
We recommend that management implement fixed asset policies and procedures that include a dollar threshold for capitalizing fixed assets, a procedure for evaluating capital versus operating leases, and maintaining a fixed asset depreciation schedule.

END